UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

02565P1075 CUSIP Number	333-73872 SEC File Number

APPLICATION FOR EXTENSION OF TIME

REGISTRANT American Enterprise Development Corporation (Name of small business issuer in its charter)

Texas (State or other jurisdiction of incorporation or organization)	76-0649310 (I.R.S. Employer Identification No.)

1240 Blalock Rd., Ste. 150, Houston, Texas (Address of principal executive offices)	77055 (Zip Code)

(713) 266-3700 (Issuer's telephone number )

FORM 40-8B25

PART I -- RULE 8B-25

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25, (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Registration pursuant to Section 8 of the Investment Company Act of 1940 be extended from October 23, 2004 to December 23, 2004 as provided in Rule 8b-25.

Narrative:

On July 23, 2004, the Company filed a Form N-8A notifying the Commission of its intent to register as a closed end investment company under the Act.  Rule 8b-5, (17 CFR 270.8b-5), provides that the registration statement of the Company shall be filed within three months of the date of the filing of the notification on Form N-8A.  Rule 8b-25 provides for a 60 day extension of the date on which such required information is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

The registrant finds it is impractical to file the registration under Section 8 of the Investment Company Act of 1940 on October 23 because the Company anticipates that a material event will occur in the next 30 days that would make that registration no longer current in its disclosures and potentially misleading to any investor relying on such representations.  More specifically, the Company filed an Amended form 1-E on September 21, 2004 extending the closing date of its Reg. E offering until November 15, 2004.  This is an offering made by the company pursuant to 17 CFR 230.601, et seq., and more commonly known as Regulation E.  This Offering is being underwritten by Investors Capital Corporation based in Boston, Massachusetts.  The documents have been filed with NASD and the Offering has been blue skied in those states in which the offering is being made by agents of the underwriter.

The completion of this offering will represent a material change in the operations and capitalization of the Company and a registration of the Company prior to the closing of the offering would fail to provide any investor relying on that registration material information that could be significant to the investment decision being considered by that investor.  Therefore, the Company respectfully requests that this application for extension of time to file pursuant to Section 8 be accepted pursuant to Rule 8b-25 and that the due date for the filing of the Company’s registration as a closed end investment company be December 23, 2004.

PART II-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonathan C. Gilchrist (Name)	(713) (Area Code)	266-3700 (Telephone Number)

American Enterprise Development Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 22, 2004  By __//s//__Jonathan C. Gilchrist, President____